fetch! Gourmet Dog Treats,LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

FRANCIS X. GRUBER

CERTIFIED PUBLIC ACCOUNTANT

fetch! Gourmet Dog Treats,LLC

TABLE OF CONTENTS

FRANCIS X. GRUBER, CPA

FRANCIS XAVIER GRUBER
CERTIFIED PUBLIC ACCOUNTANT
5144 SHERIDAN DRIVE
WILLIAMSVILLE, NY 14221-4648

716.864.9665
Fascimile: 1.866.924.0269
spagony@roadrunner.com

Independent Accountant's Review Report

To the Members and Officers
Fetch! Gourmet Dog Treats, LLC
Buffalo, New York

We have reviewed the accompanying balance sheet of Fetch! Gourmet Dog Treats, LLC (a New York Limited Liability Company) as of December 31, 2018, and the related statements of income, retained earnings, cash flows, and changes in members' equity for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Our review was made primarily for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America. The supplementary data is presented only for supplementary analysis purposes. This supplementary information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made to these data.

June 28, 2020

Francis Xavier Gruber

fetch! Gourmet Dog Treats,LLC
BALANCE SHEET
DECEMBER 31 2018
See Accountant's Review Report

ASSETS

CURRENT ASSETS		
Cash	$	2,986
Accounts receivable, net of allowance for doubtful accounts		3,546
Total current assets		6,532
DISPLAYS AND EQUIPMENT, net of accumulated depreciation of 6,859		-
TOTAL ASSETS	$	6,532

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Current maturities of long-term debt	$	10,012
Accounts payable		28,649
Sales tax payable		812
Deferred revenue-gift cards		-
Total current liabilities		39,473
LONG-TERM LIABILITIES		
Long-term debt		1,500
TOTAL LIABILITIES		40,973
MEMBERS' EQUITY		
Member units - 1,000,000 units authorized, and 733,000 voting units issued and outstanding		1,000
Retained earnings(deficit)		(35,441)
TOTAL MEMBERS' EQUITY		(34,441)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,532

See Accompanying Notes To Financial Statements

FRANCIS X. GRUBER
CERTIFIED PUBLIC ACCOUNTANT

fetch! Gourmet Dog Treats,LLC
STATEMENT OF INCOME AND RETAINED EARNINGS(DEFICIT)
YEAR ENDED DECEMBER 31, 2018
See Accountant's Review Report

Revenues	$	124,952
Cost of goods sold		52,918
Gross profit		72,034
General and administrative expenses		71,296
Operating income		738
Provision for income taxes		25
Net income(loss)		713
Members' distributions		(32,809)
Retained earnings(deficit) - beginning		(3,345)
Retained earnings(deficit) - ending	$	(35,441)

See Accompanying Notes To Financial Statements

FRANCIS X. GRUBER
CERTIFIED PUBLIC ACCOUNTANT

fetch! Gourmet Dog Treats,LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018
See Accountant's Review Report

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	713
Adjustments to reconcile net income to net cash flow from operating activities:		
Depreciation		6,859
Changes in:		
Accounts receivable, net of allowance for doubtful accounts		(1,006)
Accounts payable		21,922
Sales tax payable		146
Deferred revenue-gift cards		-
Net cash flow from operating activities		28,634
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of displays and equipment		(6,859)
Net cash flow from investing activities		(6,859)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of long-term debt		12,000
Payments of long-term debt		(1,988)
Members' distributions		(32,809)
Net cash flow from financing activities		(22,797)
CHANGE IN CASH		(1,022)
CASH - beginning of year		4,008
CASH - end of year	$	2,986
SUPPLEMENT DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	5,766
Cash paid during the year for income tax	$	25

See Accompanying Notes To Financial Statements

FRANCIS X. GRUBER
CERTIFIED PUBLIC ACCOUNTANT

fetch! Gourmet Dog Treats,LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018
See Accountant's Review Report

	Common Shares		Retained	Total Members'
	Units	Amount	Earnings	Equity
December 31, 2017	100	$ 1,000	$ (3,345)	$ (2,345)
Net income			713	713
Members' distributions			(32,809)	(32,809)
December 31, 2018	100	$ 1,000	$ (35,441)	$ (34,441)

At December 31, 2019, the Company has 1,000,000 member units authorized, and 733,000 voting units issued and outstanding.

See Accompanying Notes to Financial Statements

FRANCIS X. GRUBER
CERTIFIED PUBLIC ACCOUNTANT

NOTE 1 THE COMPANY

Fetch! Gourmet Dog Treats, LLC (Company), a New York Limited Liability Company, taxed as an S-corporation, organized January 1, 2015, engaged in the manufacture of all natural dog treats. The Company is based in Buffalo, New York.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company's financial instruments include cash, accounts receivables, other assets and accounts and other payables. The value of these financial instruments approximates fair value due to their short-term nature.

The Company grants credit to customers in the normal course of operations. Accounts receivable are based on management's evaluations of outstanding receivables at year end. Allowance for doubtful accounts, if any, is provided based on the review of outstanding receivables, historical experience and economic conditions. Uncollectible accounts are expensed in the period such amounts are determined.

Management has determined that an allowance for doubtful accounts is not needed at December 31, 2018.

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location condition.

Displays and equipment are stated at cost. Expenditures for acquisitions, renewals, and betterments are capitalized, whereas maintenance and repair costs are expensed as incurred. When displays and equipment are retired or otherwise disposed of, the appropriate accounts are relieved of costs and accumulated depreciation and any resultant gain or loss is credited or charged against operations.

Depreciation is provided for in amounts to relate the cost of displays and equipment to operations over their estimated useful lives used in determining depreciation vary from five to seven years. Accelerated depreciation methods are used for income tax purposes.

The Company is taxed as an S corporation. In lieu of corporate income taxes the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision has been made for federal income tax in the accompanying financial statements. Under New York state regulations, S corporations pay a fixed dollar minimum tax based on the receipts of the company.

Distributions to shareholders/members, when made, are classified as "distributions" and are generally not taxable to the shareholders, or an expense of the Company.

NOTE 3 ACCOUNTS RECEIVABLE

Accounts receivable consist of the following at December 31, 2018:

Accounts receivable	$	3,546
Less allowance for doubtful accounts		-
Total	$	3,546

NOTE 4 DISPLAYS AND EQUIPMENT - NET

A summary of the Company's displays and equipment is as follows at December 31 2018

Displays	$	6,859
Equipment		-
Total		6,859
Less: Accumulated depreciation		(6,859)
Displays and equipment – Net	$	-

Depreciation expense was $6,859 for the year ending December 31, 2018.

NOTE 5 LEASE COMMITMENTS

The Company is obligated on an operating lease for its manufacturing space, which expires February 1, 2021, with a base rental rate of $700 per month. Rent expense for the year ending December 31, 2018 was only $7,600 due to subleasing.

NOTE 6 LONG TERM DEBT

A summary of the Company's long-term debt is as follows at December 31, 2018:

Various funding entities: Financing agreements payable in monthly installments totaling $914, including interest at 14.5%, final payment to be made in July 2019 secured by equipment and inventory.	10,012
Less: Current installments	(10,012)
Total long-term debt, less current portion	$ -

The long-term portion will mature as follows

For the Year Ending December 31	
2019	$ 10,012
2020	-
2021	-
2022 and thereafter	-
Total	$ 10,012

Interest expense on all debt amounted to $5,766 for the year ended December 31, 2018.

NOTE 7 COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS

As is common in the industry, from time to time, the Company is involved in certain disputes with customers, vendors, or subcontractors. As of December 31, 2018, the Company is not involved in a lawsuit involving a customer.

The Company is in the process of an equity funding campaign through Wefunder, where it is offering 20% equity, 250,000 non-economic,non voting units to members for $150,000. There are currently 1,000,000 authorized units, 733,000 of these units have been issued and outstanding. These units have voting rights, and are entitled to share in company profits. The remaining 267,000 units are non-economic, non voting and 250,000 of these units will be used for the funding event.

The Company has evaluated subsequent events through June 29, 2020, the date which the financial statements were available to be issued.

NOTE 8 PROVISION FOR INCOME TAXES

State tax expense for the year ended December 31, 2018 was $25.

The amount of taxable income(loss) passed through to the shareholders/members at December 31, 2018 is $713 for federal and New York State tax purposes.

Due to various timing differences, certain deductions are recognized in different periods for tax reporting purposes than for financial statement purposes. The deferred taxable income and the resulting deferred taxes are not material to these financial statements.

fetch! Gourmet Dog Treats,LLC
SCHEDULE OF COSTS OF GOODS SOLD
YEAR ENDED DECEMBER 31, 2018
See Accountant's Review Report

Wages	$	11,067
Payroll Taxes		1,318
Materials and supplies		37,951
Shipping and delivery		2,582
Lads bill back		-
	$	52,918

See Accompanying Notes to Financial Statements

FRANCIS X. GRUBER
CERTIFIED PUBLIC ACCOUNTANT

fetch! Gourmet Dog Treats,LLC
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
YEAR ENDED DECEMBER 31, 2018
See Accountant's Review Report

Accounting	$	3,029
Advertising/marketing and event fees		20,219
Auto		-
Donations and contributions		5
Dues & subscriptions		1,509
Minor equipment		3,288
Insurance		1,991
Bank service charges		-
Legal and other professional fees/services		1,638
Licenses and permit fees		898
Meals and entertainment and promotion		85
Office		2,580
Payroll service		530
Rent		7,600
Supplies		5,963
Travel		1,320
Miscellaneous		560
Uniforms		-
Utilities		4,658
Telephone and internet		2,798
Depreciation		6,859
Interest expense		5,766
	$	71,296

See Accompanying Notes to Financial Statements

FRANCIS X. GRUBER
CERTIFIED PUBLIC ACCOUNTANT